Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
AmSouth Center
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-3001
(615) 742-6200
J. James Jenkins, Jr.
phone: (615) 742-6236
fax: (615) 742-2736
e-mail: jjenkins@bassberry.com
March 30, 2007
Via EDGAR & Overnight Courier
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	First Acceptance Corporation
Form 10-K for the Fiscal Year Ended June 30, 2006 (the “Form 10-K”)
Filed September 13, 2006
File No. 001-12117
Dear Mr. Rosenberg:
     On behalf of First Acceptance Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 26, 2007 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter in this letter correspond to the comments and bullet points in the Comment Letter, which for your convenience we have incorporated into this letter in italics.
     In accordance with the Comment Letter, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg
March 30, 2007

Item 1. Business, page 1
Loss and Loss Adjustment Expense Reserves, page 5
1.	Please provide to us in disclosure type format the following related to your loss and loss adjustment expenses:
a.	A description of the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing the amount by cumulative paid claims and by case reserves, but there may be other methods as well.
Response: Attached as Exhibit A to this letter is an example of the disclosure the Company proposes to include in its future filings with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ending June 30, 2007, to confirm that the Company calculates its IBNR reserves by estimating the Company’s ultimate unpaid liability for loss and loss adjustment expense reserves first, and then reducing that amount by the amount of cumulative paid claims and by the amount of the Company’s case reserves.
b.	It appears that you revised your provision for losses of insured events of prior years related to “favorable developments.” Please provide the following to explain reasons for your change in estimate that resulted in these favorable developments:
•	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
Response: As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006, the loss and loss adjustment expense reserves included in the Company’s financial statements are estimates based upon historical accident quarters and other factors, such as inflation, settlement patterns, legislative activity and litigation trends, that affect the Company’s loss and loss adjustment expense reserves. The Company reviews and adjusts its loss and loss adjustment expense reserves on a quarterly basis. The favorable net reserve development during the twelve-month periods ended June 30, 2006 and 2005 were not caused by any specific events or any material experience or information obtained by the Company. Rather, the favorable net development was the result of the inherent uncertainty of the estimation process. In its Annual Report on Form 10-K for the fiscal year ended June 30, 2006, the Company disclosed that a $2.7 million increase or decrease from the Company’s estimated loss and loss adjustment reserves was reasonably likely. The net reserve development during the 2005 and 2006 fiscal years was within the reasonably likely variances anticipated by the Company for those years.

Mr. Jim B. Rosenberg
March 30, 2007

•	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
Response: In the third paragraph under the caption “Business — Loss and Loss Adjustment Expense Reserves” in its Annual Report on Form 10-K for the fiscal year ended June 30, 2006, the Company disclosed that it periodically reviews the methods used to establish the Company’s case and IBNR reserves and updates the Company’s estimated loss and loss adjustment expense reserves if necessary. The Company also disclosed that the Company’s internal actuarial staff performs quarterly comprehensive reviews of the Company’s reserves and loss trends. The Company will revise the disclosure in its Annual Report on Form 10-K for the fiscal year ending June 30, 2007 to clarify that the Company, with the assistance of its internal actuarial staff, reviews its loss and loss adjustment expense reserve estimates on a quarterly basis and adjusts those reserves each quarter to reflect any favorable or unfavorable development.
c.	In the last paragraph on page 7 you identified loss severity as the key assumption that materially affects the estimate of the reserve for loss and loss adjustment expenses. Please disclose the following related to this assumption:
•	If this assumption has changed between periods, quantify and explain what caused it to change from the assumption used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

•	If this assumption is premised on future emergence as of June 30, 2006 that is inconsistent with historical loss reserve development patterns, explain why this assumption is now appropriate given the inconsistency identified.
Response: There has been no material change to the Company’s assumptions regarding loss severity since June 30, 2005, and the assumptions used to estimate the Company’s loss and loss adjustment expense reserves at June 30, 2006 were not based upon any future emergence that is inconsistent with historical loss reserve development patterns. In its future filings with the Commission, the Company will disclose and explain any changes to its assumptions regarding loss severity between periods and will explain any assumptions based upon future emergence that are inconsistent with historical loss reserve development patterns.
Notes to Consolidated Financial Statements, page 47
2. Business Combinations, page 51
C. Chicago Insurance Agencies, page 52

Mr. Jim B. Rosenberg
March 30, 2007

2.	Please provide to us your analysis under EITF 98-3 regarding whether the “certain assets” acquired constitute a business. Also provide to us in disclosure type format a discussion of the methodology used to determine the fair value that you assigned to the customer lists and relationships.
Response: In January 2006, the Company acquired the assets, other than cash and receivables, of two non-standard automobile insurance agencies under common control located in Chicago, Illinois. Pursuant to EITF 98-3, the determination of whether a transferred set of assets and activities constitutes a “business” is a three-step process. First, one must identify the elements included in the transferred set. Second, one must compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements. Third, if there are missing elements, one must make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business.
The Company has identified the assets acquired in the Chicago acquisition and compared the assets acquired to the assets necessary to continue normal operations, sustain a revenue stream and continue providing products and services. The only significant asset not acquired by the Company in the Chicago acquisition that is necessary for the continued normal operation of the assets is the sellers’ contracts with insurance companies. The acquired assets are insurance agencies that write insurance policies on behalf of insurance companies licensed to do business in the State of Illinois. The Company did not acquire the sellers’ rights under their contracts with other insurance companies because the Company has its own insurance company subsidiaries and, following the closing of the acquisition, all insurance policies written by the acquired agencies are written on behalf of the Company’s insurance company subsidiaries. The exclusion of certain assets from the Chicago acquisition does not cause the Company to conclude that the assets acquired do not constitute a business as described in EITF 98-3. The assets acquired in the Chicago acquisition include all of the assets necessary for the Company to continue normal operations and provide products and services to customers and thus are considered to be a business.
In addition, EITF 98-3 states that “[i]f goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.” In the Chicago acquisition, the assets acquired include approximately $27.3 million of goodwill.
Attached as Exhibit B to this letter is an example of the disclosure the Company proposes to include in its future filings with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ending June 30, 2007, regarding the methodology the Company used to determine the estimated fair value of the customer lists and relationships acquired in the Chicago acquisition.

Mr. Jim B. Rosenberg
March 30, 2007

22.   Selected Quarterly Financial Data (unaudited), page 66
3.	Please provide to us in disclosure type format a discussion of what resulted in the increase in net income for the fourth quarter in both 2005 and 2006.
Response: Attached as Exhibit C to this letter is an example of the disclosure the Company proposes to include in its future filings with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ending June 30, 2007, in response to the Staff’s comment.
*      *      *
     Please do not hesitate to contact me at (615) 742-6236 if you have any questions or further comments.
Sincerely,
/s/ J. James Jenkins, Jr.
J. James Jenkins, Jr.

cc:	Mr. Jim Atkinson (SEC, Accounting Branch Chief)
Ms. Vanessa Robertson (SEC, Staff Accountant)
Mr. Michael J. Bodayle (First Acceptance Corporation)

Exhibit A
     The Company proposes to amend the second paragraph under the caption “Business — Loss and Loss Adjustment Expense Reserves” in future filings to read as follows. Proposed language in response to the Staff’s comment is bolded and underlined.
“We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies underwritten by our insurance company subsidiaries. Each of our insurance company subsidiaries establishes a reserve for all unpaid losses, including case and IBNR reserves, and estimates for the cost to settle the claims. We estimate our IBNR reserves by estimating our ultimate unpaid liability for loss and loss adjustment expense reserves first, and then reducing that amount by the amount of cumulative paid claims and by the amount of our case reserves. We rely primarily on historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience. Other factors, such as inflation, settlement patterns, legislative activity and litigation trends, are also considered. We continually monitor these estimates and, if necessary, increase or decrease the level of our reserves as experience develops or new information becomes known.”

Exhibit B
     The Company proposes to amend the third paragraph of Note 2(C) to the Company’s audited financial statements in future filings to read as follows. Proposed language in response to the Staff’s comment is bolded and underlined.
“Of the $2,570 in acquired identifiable intangible assets, $1,560 was assigned to trademark and trade names that are not subject to amortization. The remaining $1,010 of acquired identifiable intangible assets relates to the value of customer lists and relationships and is being amortized over a 30-month period in proportion to anticipated policy expirations. The Company estimated the fair value of the customer lists and relationships acquired by discounting to present value the estimated future earnings available from future conversions and renewals of insurance policies existing as of the closing date.”

Exhibit C
     The Company proposes to amend Note 22 to the Company’s audited financial statements in future filings by inserting the following paragraph at the end of the Note.
“Net income for the fourth quarters of the years ended June 30, 2006 and 2005 reflect the impact of decreases in the valuation allowance for the deferred tax asset of $10.5 million and $10.6 million, respectively. Such decreases were the result of taxable income for the 2006 and 2005 fiscal years exceeding the estimates used by management in establishing the valuation allowances at June 30, 2005 and 2004, respectively, in addition to revisions in management’s estimates for the Company’s future taxable income based on the results for the most recent fiscal years. Net income per share recognized during the quarter ended June 30, 2006 was increased by $0.22 and $0.21 on a basic and diluted basis, respectively, as a result of the change in the valuation allowance. Net income per share recognized during the quarter ended June 30, 2005 was increased by $0.23 and $0.22 on a basic and diluted basis, respectively, as a result of the change in the valuation allowance.”